EXHIBIT 99.3: PRESS RELEASE
LDK Solar Awards $220M Contract to Applied Materials for Precision Wafering Systems to Support Production Expansion
XINYU CITY, China and SUNNYVALE, Calif., August 19, 2008 — LDK Solar Co., Ltd, a leading manufacturer of solar wafers, awarded a US$220 million contract to Applied Materials, Inc. to provide precision wafering systems to support its next phase of production expansion. The systems are scheduled to begin shipping to LDK Solar’s facility in Xinyu, PRC, in early 2009, and will support LDK Solar’s previously announced plans to expand to 3.2GW annualized wafer capacity in 2010.
“We believe that Applied’s state-of-the-art wafering systems, including its HCT wire saws and squarers, are the best choice to help us scale up capacity to meet the expanding global demand for wafers,” stated Mr. Xiaofeng Peng, Chairman and CEO of LDK Solar. “We have used HCT wire saws since the beginning of our manufacturing operations in 2006, and they have continued to demonstrate the performance necessary to deliver high-quality, cost-effective wafers to our customers.”
“We are very pleased to be selected by LDK Solar for this milestone agreement — the largest contract ever awarded for wafering systems,” said Stefan Schneeberger, vice president and general manager of Applied’s Precision Wafer Systems division. “LDK Solar is known for its advanced wafer production capability and Applied Materials is committed to providing LDK Solar with the leading-edge technology to meet its most critical performance requirements.”
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. Its office in the United States is located in Sunnyvale, California.
About Applied Materials, Inc. (Nasdaq: AMAT)
Applied Materials, Inc. (Nasdaq: AMAT) is the global leader in Nanomanufacturing Technology™ solutions with a broad portfolio of innovative equipment, service and software products for the fabrication of semiconductor chips, flat panel displays, solar photovoltaic cells, flexible electronics and energy efficient glass. Applied Materials applies Nanomanufacturing Technology to improve the way people live. Learn more at www.appliedmaterials.com.
Safe Harbor/Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its activities; the effectiveness, profitability, and marketability of its products; the future trading of its securities; the ability of LDK Solar to operate as a public company; the period of time for which its current liquidity will enable LDK Solar to fund its operations; its ability to protect its proprietary information; general economic and business conditions; the volatility of its operating results and financial condition; its ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about LDK Solar and the industry.
LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although LDK Solar believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

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